Exhibit 99.1

InterCure Signs Definitive Agreement to Acquire Leon Cannabis Pharmacy Chain

NEW YORK, and HERZLIYA, Israel — January 31, 2024 — InterCure Ltd. (NASDAQ: INCR) (TASE: INCR) (dba Canndoc) (“InterCure” or the “Company”), the leading medical cannabis company in Israel and outside of North America, announced today that it has entered into a share purchase agreement (the “Agreement”) with the shareholders of Leon Pharm Ltd. (the “Sellers”, and “Leon Pharm”, respectively) to purchase Leon Pharm, a leading, Israel-based pharmacy chain specializing in dispensing medical cannabis in Israel, by way of a share purchase of all of the issued and outstanding share capital of Leon Pharm (the “Transaction”).

At the closing, InterCure will cause between 1,755,000 to 1,845,000 shares of the Company to be issued to the Sellers, depending on the share price of the Company at the time of completion.

Established in 1988, Leon Pharm is one of the leading private pharmacy chains in Israel, specializing in the customization of pharmaceutical products and cannabis for patients along with providing a high level of professional service.

The entry into the Transaction is consistent with the Company’s strategy of expanding its market-leading distribution network, towards the new medical cannabis reform announced by the Israeli Ministry of Health. The Transaction is expected to be accretive to the Company’s business model.

In connection with the Agreement, each of the Sellers agreed that any Company shares issued pursuant to the Transaction will be subject to certain lock-up restrictions, as well as additional exercise restrictions that have been agreed by the parties.

The Transaction is expected to close upon the fulfillment of certain closing conditions, including, among other things, the approval of the Israel Medical Cannabis Agency (IMCA) and the Israel Competition Authority.

The CEO of InterCure, Alexander Rabinovich, stated: “The acquisition of Leon Pharm is another step towards the implementation of the new medical cannabis reform and the introduction of HMOs. The leading team of Leon Pharm complements and expands our leading position and together we are well prepared to serve the demand and the unique needs of the patient communities in Israel in light of the war events”

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. Cannolam a wholly owned subsidiary of InterCure, is the leading pharmacy chain for medical cannabis patients in Israel and worldwide. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the expected closing of the Transaction. security events in Israel and the effects of the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in InterCure’s Annual Information Form dated March 31, 2023, which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on May 1, 2023. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co